[redacted]

SEC Mail Processing Section
FEB 29 2012
Washington, DC
125

SECI 12012414 ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53720

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pico Quantitative Trading LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Broadway 20th Floor, Suite 2010-01
(No. and Street)

New York (City) | New York (State) | 10271 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Bradley (646) 701-6129
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue (Address) | New York (City) | NY (State) | 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jarrod Yuster, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pico Quantitative Trading LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jarrod Yuster
Signature

President + CEO
Title

Lisa Valente Exp: 3/29/14
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

PICO QUANTITATIVE TRADING LLC

(a wholly-owned subsidiary of Pico Quantitative Trading Holdings, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Pico Quantitative Trading LLC

We have audited the accompanying statement of financial condition of Pico Quantitative Trading LLC (the "Company") (a wholly-owned subsidiary of Pico Quantitative Trading Holdings LLC) as of December 31, 2011, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Pico Quantitative Trading LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 27, 2012

PICO QUANTITATIVE TRADING LLC

Statement of Financial Condition
December 31, 2011

ASSETS	
Cash and cash equivalents	**$ 1,490,252**
Property and equipment (net of accumulated depreciation of $20,658)	**19,387**
Accounts receivable	**339,001**
Other	**65,231**
	$ 1,913,871
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Due to parent	**296,966**
Due to clearing broker	**27,026**
Accrued expenses and other liabilities	**411,830**
	735,822
Commitments and contingent liabilities (Note E)	
Member's equity	**1,178,049**
	$ 1,913,871

See notes to statement of financial condition

NOTE A - ORGANIZATION

Pico Quantitative Trading Holdings LLC (the "Parent"), a Delaware limited liability company, purchased dormant broker-dealer E-Brokerage LLC on October 5, 2009. E-Brokerage LLC was formed under the Limited Liability Company laws of New York State in August 2001. E-Brokerage LLC's name was changed to Pico Quantitative Trading LLC (the "Company") on October 8, 2009. The Company's operating agreement states the Company shall continue until October 31, 2021 unless the term is extended by the Class A majority. The Company is a wholly-owned subsidiary of Pico Quantitative Trading Holdings LLC.

The Company is a single member LLC broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a member of NYSE Arca and EDGA Exchange, Inc. and EDGX Exchange, Inc.

The Company is a securities broker-dealer referring electronic trading customers consisting of broker-dealers and quantitative hedge funds to execution and clearing brokers. The Company earns commission revenue from the execution and clearing brokers for this service as well as technology service fees from certain customers. The Company receives exchange rebates or incurs certain expenses related to referred customer trading activities, which are refunded or charged to the customers.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates:

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Commissions and other revenues:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Technology service fees are monthly fees paid by customers to access and use the Company's market gateways and connectivity, risk analysis system data center co-location facilities, and raw and normalized market data. Technology service fees are recorded as earned.

The exchanges pay rebates or charge certain fees related to referred customer trading activities, which are refunded or charged to the clients.

Income taxes:

The Company is a single-member LLC and a disregarded entity for tax purposes; therefore, no tax provision has been made in the accompanying financial statement. For further discussion, see Note D - Income Taxes in the notes to financial statement.

Depreciation:

Depreciation is provided on a straight-line basis using estimated useful lives of three years.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and cash equivalents:

Cash and cash equivalents are highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. The Company, at times, maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation limits. Cash equivalents include money market funds of approximately $604,000 held by the clearing broker, a subsidiary of a member of the Parent. In the event of the broker's insolvency, recovery of assets may be limited.

NOTE C - RELATED PARTY TRANSACTIONS

The Company is a wholly-owned subsidiary of the Parent and shares common management. The Company has an expense sharing arrangement with the Parent. Under the provisions of the expense sharing arrangement certain expenses are paid by the Parent and allocated to the Company. At December 31, 2011, the Company had $296,966 of payable to its Parent.

The Parent leases office space from the clearing broker on a month-to-month basis and the Parent allocates all of the expenses relating to this lease to the Company.

The clearing broker charges the Company certain hosting data fees.

The Company earns certain technology services fees from the clearing broker.

NOTE D - INCOME TAXES

The Company is included in the federal income tax return filed by the Parent. Accordingly, taxable income and losses of the Company are reported on the income tax returns of the Parent's members and no provision for income tax has been recorded in the accompanying financial statement.

In accordance with ASC 740, management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. The Company has no material unrecognized tax benefits and no interest expense or penalties have been assessed for the year ended December 31, 2011. With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for years prior to 2008.

NOTE E - COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some customers against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). The Company computes its net capital under the basic method permitted by the rule, which requires that the minimum net capital be equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness. As of December 31, 2011, the Company had net capital of $742,353 which was $642,353 in excess of its required net capital of $100,000.

NOTE G - EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemption provision under subparagraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for Exclusive Benefit of Customers".

NOTE H - OFF-BALANCE-SHEET RISK AND CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

NOTE I - CO-EMPLOYEE AGREEMENT

The Company has a client service agreement with a Co-employer (defined in the client service agreement), a nonrelated entity. The Company's employees are on the Co-employer's payroll and withholding system which is responsible for providing the payroll and tax withholdings payments and reports for the Company's employees. In exchange, the Co-employer receives an administrative fee.

NOTE J - PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

The Company adopted the Co-Employer Retirement Savings Plan covering voluntary contributions by employees of the Company under the 401(k) and the Company matching contributions under the 401(m) feature of the Retirement Plan.

The Company is obligated under sections 414(m), (n) and (o) of the Internal Revenue Code to treat the Company's co-employees as its employees for purposes of any qualified retirement plan or welfare benefit plan sponsored by the Company.

During 2011, the Company did not make employer matching contributions.